Mail Stop 0309

									February 16, 2005


Mr. Paul Mitchell, President
Med Gen, Inc.
7284 W. Palmetto Park Road - Suite 207
Boca Raton, Florida  33433


Re:  	Med Gen, Inc.
Form SB-2 Registration Statement
	File No. 333-122093

	Form 10-KSB for the fiscal year ended September 30, 2004
	Form 10-QSB for the period ended December 31, 2004
	File No. 0-29171


Dear Mr. Mitchell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1. Throughout the document you have improperly capitalized many words and terms that you are using for their common meanings. They include the following: "Company," "Prospectus," "Investors," "Offering," "Common Stock," "Pink Sheets," and "Annual Report." Please revise your document to limit use of capitalization to proper names and the first letters of sentences.

2. Throughout your document, you have made excessive use of the phrase "our Company," a term that is too vague and generic to be meaningful. Instead, please replace this term with words such as Med
Gen, we, our, us or similar language that is more precise and descriptive.

Prospectus Cover Page

3. Information presented on the cover page should be limited to the information specified in Item 501(a) of Regulation S-B. Accordingly, please delete all but the portion of the first sentence of the first paragraph up to the comma, the second paragraph, all but the first sentence of the third paragraph and the fourth paragraph. You should also expand the disclosure regarding your stock price to include the asked price and to indicate that the prices may not reflect any actual transactions.

4. Please revise the cross reference to the risk factor section so that it is in bold face type.

Prospectus Summary

5. Please delete the last sentence of the introductory paragraph.
This information is clear, or should be clear from the context.

6. Although you refer to this section as a "summary" of information contained elsewhere in the document, as currently written, it does not summarize any information at all. Instead, it simply repeats information you already provided on the cover page. If you choose to include a summary in your filing, the information in it should include a brief overview of your business and the offering.
Please
revise it accordingly.

Risk Factors - page 2

7. In this section and elsewhere in the registration statement you state that you "cannot assure you that," "there can be no assurance that," "there is no assurance that," and "cannot predict whether" various things will or will not happen. Statements such as these are legalistic and redundant. Please delete them. Instead, please be certain that you have adequately explained why you cannot make the assurance or prediction.

8. Additionally, describe the consequences if the event(s) that you cannot assure or predict will occur do not occur. For example:

* On page 2, you state that you cannot assure investors that any institution will be acting as a market maker for your stock at any time. Please revise to discuss the consequences if there are not market makers.

* On page 4, you state that you can`t assure investors that they will ever receive any cash, stock or other dividends on their shares.
Please revise to discuss the consequences.

9. Many of your risk factor subheadings are simple statements of fact that do not identify a specific risk and its potential adverse consequences to an investor or the company. You will need to revise them so that they do. In addition, the subheading should accurately summarize the content of the body of the risk factor. The subheading should not be repeated in the body of the risk factor. Here are some examples of subheadings that need to be revised:

* "Our Company does not plan to issue dividends to its stockholders for the foreseeable future." - page 4

* "Our Company faces competition, and many of its competitors are larger and have more resources than our Company." - page 4

* "Our Company`s success is dependent upon its ability to manage anticipated growth." - page 5

* "Our Company depends on the performance of a network of distributors and brokers." - page 6

There is a limited trading market for our Company`s stock, which may cause our Company`s reported stock prices to be volatile and limit your ability to sell your shares. - page 2

10. It appears that you have combined two separate risks in this risk factor. One relates to your trading on the OTC Bulletin Board and the other relates to the market for stocks of OTC "wellness" companies. Please separate the risks so that each one is presented under an appropriate subheading.

11. Please delete the first sentence of the risk factor as it simply repeats information you already provided on the cover page. The second sentence is a mitigating statement that is inappropriate in a risk factor, and should also be deleted.

In the event that the price of our Company`s stock is less than
$5.00
per share, as it currently is, our stock will be subject to the requirements for penny stocks, which could adversely affect your ability to sell and the market price of your shares. - page 3

12. As there is no indication that your stock price has ever been over $5.00, nor any indication that it is likely to be so in the foreseeable future, we think this subheading is inappropriately mitigating as it is currently written. We think it would be more appropriate to state that the stock is a "penny stock" under the federal securities laws, and as such, is subject to special trading rules that are likely to make it difficult to sell your shares at a price higher than an investor paid for them.

13. In the last sentence of the risk factor you refer to restrictions on the resale of the shares being registered. We do not understand what you are trying to say. Registered shares are supposed to be freely tradeable. Are you saying that the shares are subject to some additional restrictions? If so, you will need to disclose them.

In the future, our revenues and quarterly operating results may fluctuate, which may adversely affect the market price of our Company`s stock and could lead to our Company becoming the target of costly securities class action litigation. - page 3

14. Please delete the phrase "in the future" from the subheading.
It
suggests that you have not had such fluctuations in the past.

15. In the body of the risk factor you refer to the "expectations of market analysts." Are your shares currently being followed by market analysts? If so, please provide us with copies of these current analyses. If not, please delete the references to analysts.

16. As currently written, this risk factor could be discussing any company in your industry. Please revise it to more specifically describe your own situation. For example, we note the large drop in your revenue during the past year. How did this drop impact your stock price? Did you add any new products to your line? If so, how did that affect your stock price. The disclosure should also be quantified to the extent practicable.

You may suffer dilution of your investment if our Company issues additional securities; our Company has in the past and may in the future issue securities to its executive officers and directors. - page 4

17. Currently, both the subheading and the body of the risk factor are statements of fact that do not identify a specific risk and its potential adverse consequences. Please revise the risk factor accordingly. Also, you need to include a factual context for analyzing the risk. How many securities have you issued in each of the last two years and interim period? Who did you issue them to? What percentage of your outstanding shares do these issuances represent? How did these issuances affect the market for your shares?

Our Company does not plan to issue dividends to its stockholders for the foreseeable future. - page 4

18. The subheading and the body of this risk factor are also statements of fact that do not describe a specific risk and its likely adverse consequences. Please revise it accordingly. In light of your going concern opinion, we are not sure why a person making an investment in your company at the present time would consider the non-issuance of dividends to be a significant risk. Please explain in your revised disclosure.

Our company`s articles of incorporation and bylaws contain provisions that could delay or prevent a change in control. These provisions could limit the price that investors might be willing to pay in the future for shares of the Company`s common stock. - page 4

19. Please revise and expand the risk factor to be more specific. For example, is it an article of incorporation, a bylaw or a statute that permits you to issue preferred stock as stated in the first bullet. What is the supermajority voting requirement? What is the percentage of stock controlled by management? Does the supermajority requirement enable management to veto transactions that may be desired by other non-affiliated shareholders?

20. It appears that these provisions also serve to entrench current management of the company. Please include appropriate risk factor disclosure regarding this.

Through this Offering, our Company is registering a significant number of shares of common stock so that they are freely tradable, which may have a depressing effect on the market price of the common stock of our Company. - page 4

21. Currently, this risk factor makes a statement, but does not describe a specific risk and its potential adverse consequence for a person investing in this offering. Moreover, the body of the risk factor simply repeats the statement in the subheading. Please revise the risk factor and its subheading to describe a specific risk and its potential adverse consequences. Also, provide an adequate factual context, quantified to the extent practicable, for analyzing the risk.

Our Company faces competition, and many of its competitors are larger and have more resources than our Company. - page 4

22. Please revise the risk factor and its subheading to describe a specific risk and its potential adverse consequences for an investor in this offering. Include an adequate factual context as well. For example, who are your primary competitors? How does your market share compare to theirs? On what basis do you compete with them? How has your lack of financial resources affected your ability to compete? Has your consent decree with the FTC affected how you compete? How much do you anticipate it will cost you to effectively compete?

23. In the risk factor you state that you have "entered the magnet therapy market." We are unable to locate a discussion of this in the business section or MD&A. Please provide the appropriate disclosures regarding this activity, including an explanation of what it is, how much funding you will need to do this, and how you propose to obtain the funding.

Our Company`s success is dependent upon its ability to manage anticipated growth. - page 5

24. You state in the risk factor that your company intends to pursue
"rapid growth." Please explain, in light of your current financial condition, how you propose to do this. Quantify the disclosure to the extent practicable. Your revised disclosure should also be specific about what the term "rapid growth" means for your business.

25. As currently written, the risk factor is so vague and abstract that it could apply to any company. Please revise it to be specific to your own situation.

In fiscal year 2004, our Company`s three largest customers were Wal-
Mart, Walgreens and Eckerd which represented 66% of our Company`s annual sales that year... - page 5

26. Please revise the subheading and body to describe a specific risk and its potential adverse consequence. Also, delete the first sentence of the body of the risk factor since it simply repeats the subheading.

27. Disclose when you introduced the new brand and the percentage of revenue attributable to it.

28. Explain what you mean when you refer to "the issue of dominance" and how introducing a new product addresses it.

29. Do you have any reason to believe that you will lose any of your material customers? If so, you need to discuss the situation.

30. You say that selling your products to new accounts is a major management goal. Please describe your efforts in this regard and discuss how successful they have been to date. The discussion should be quantified to the extent practicable.

Our Company`s ability to continue as a going concern is contingent upon its ability to secure additional financing, increase ownership equity and attain profitable operations... - page 5

31. Please quantify the information in this risk factor. For example, disclose the amount of your accumulated deficits and the amount of the settlement.

32. You state that your ability to continue as a going concern "must be considered in light of the problems, expenses and complications frequently encountered in established markets and the competitive environment in which our Company operates." This statement is too vague and abstract to be meaningful to an investor. Please revise the discussion to explain, in reasonable detail, what these problems, expenses and complications are, and how you have been adversely affected in the past.

If our Company loses key management personnel, it may not be able to successfully operate its business. - page 5

33. Please discuss whether you have employment agreements with the named individuals, and indicate whether you have any reason to believe that you might lose their services.

34. You say that the loss of "certain" of your key employees could adversely affect your operating results or financial condition. Please revise the disclosure to identify the "certain" employees and describe how your operating results or financial condition would be adversely affected.

There are a limited amount of clinical studies and scientific review of our Company`s key products, and our Company`s business could suffer from adverse publicity concerning our Company`s products or similar products. - page 6

35. Please expand the risk factor to indicate whether your products have, to date, been asserted to have caused, or proven to cause harm to consumers. Also disclose whether your products, or similar products, have received adverse publicity to date. If so, please describe the specific adverse consequences that resulted.

Our Company depends on the performance of a network of distributors and brokers. - page 6

36. Please revise the risk factor to provide an adequate factual context for evaluating the risk. For example, how many distributors/brokers do you have? Do any of them account for more than 10% of your revenue? If so, identify them. Have you lost any of them during the past two years? Have you added additional ones during the same period? Do you have any reason to believe that you will lose any of them in the foreseeable future?

Our Company may face product liability claims from users of its products. - page 6

37. Disclose the amount of liability insurance you carry. Also disclose whether you have been subject to liability claims in the past, and if so, whether you experienced adverse consequences.

In 2002, our Company signed a consent decree settling an FTC investigation of claims made by our Company on its packaging and labels. - page 7

38. Please provide us with a copy of the consent decree. We may have additional comments after we review it.

Market Price of Common Stock and Other Shareholder Matters - page
7

39. Please revise the historical price data so that the stock dividend and splits are reflected over the entire time period presented.

Management`s Discussion and Analysis of Financial Condition and
Result of Operations  -  page 8

40. We feel that the overall presentation and focus of discussions in
Management`s Discussion and Analysis (MD&A) can be more robust with guidance provided by the Financial Reporting Release 72
"Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations". Consider the following when compiling your MD&A in all future filings:

* Overall presentation of MD&A;
* Focus and content of MD&A (including materiality, analysis, key performance measures and know material trends and uncertainties);
* Disclosures regarding liquidity and capital resources; and
* Disclosures regarding critical accounting estimates

      You can find the guidance at
http://www.sec.gov/rules/interp/33-8350.htm.

Business of Our Company - page 11

41. Throughout this section you make a number of statements regarding the size of the market for your products and other statistical information. For example, you state, on page 11 that:

* "Industry observers estimate this market`s size at $27 billion a year..."

* "Snorenz is currently sold through a number of Fortune 100 retailers representing a marketing network in excess of 30,000 stores nationwide."

For each such claim in the prospectus, please provide us supplementally with the documents containing the information you are relying on in making these claims. Please mark the documents to show the location of the information supporting each specific claim.
We
may have additional comments after reviewing your supporting data.

42. Please expand the disclosure to include a table setting forth each of your products and the amount of revenue attributable to each of them in each of the last two fiscal years and interim period.

43. Please include a second table that identifies each of the retailers that have accounted for 10% or more of your revenues during the last two years and interim period, and the amount attributable to each.

44. On page 12 you include a number of technical terms that are not likely to be familiar to readers of this prospectus. Please explain, in plain English, what each of the terms means at the first place the term appears. The include, but are not limited to the following terms:

* Lipophilic and hydrophilic ingredients
* Encapsulation rate
* Transmucosally
* Multiphasic system

45. Please tell us why you have not filed your manufacturing and distribution agreements as exhibits to this registration statement.
See Item 601 of Regulation S-B.

46. Please clarify, on page 12 under "Internet Sales" which years you are referring to. Also, expand the disclosure to disclose, for each of the last two years and interim period, the amount of your sales attributable to the internet. Also compare the amounts of these sales to your retail sales.

Legal Proceedings - page 15

47. Please expand the discussion to describe the factual basis, specific allegations and findings involved in the lawsuit.

Management and Executive Compensation - page 16

48. Please expand the discussion to briefly describe the specific business experience for the past five years of each of your executive officers.

Stock Option Plan - page 16

49. We note the reference to options that were exercised and not paid for. Please expand the discussion to indicate whether the shares received from the exercised options have been sold. If the shares have been sold, please explain why the related indebtedness to the company has not been paid. In addition, please tell us the circumstances, i.e. how, when, to whom, etc., underlying the sale of shares from the option exercises. We may have additional comments.

Certain Relationships and Related Transactions

50. Please relocate this section so that it appears immediately following the "Management" section.

51. Your revised registration statement should include all of the information specified in Item 404 of Regulation S-B regarding transactions with management. This would include interest rates and the business purposes for the loans. We may have additional comments after we review this information.

52. In the MD&A section you indicate that you paid approximately
$450,000 to an affiliated entity in 2004. Please identify the affiliate and its relationship to you, as well as the services provided. We may have further comment.

53. You state, on page 21, that if the registration statement was not filed by January 15, 2005 you were obligated to issue an additional
500,000 shares to the plaintiffs. Since the registration statement was filed after that date, please revise your disclosures accordingly.

Financial Statements

Independent Auditor

54. We note that your auditors for the year ended September 30, 2004,
Stark Winter Schenkein & Co., are registered with the PCAOB and issued their report in Colorado. If the audit firm is not licensed in Florida, where the company is headquartered, please tell us the ramifications of not being licensed with the state of Florida in performing their audit.

Age of Financial Statements

55. Please update the financial statements to comply with Rule 3-
10(g) in Regulation S-B.

Statement of Operations

56. As the litigation settlement is individually material and of a different nature than stock compensation, you should present the settlement amount separately on the face of the statement of operations.

Notes to Financial Statements

Summary of Significant Accounting Policies - Advertising Cost

57. You state that advertising costs include agreed upon amounts withheld from payments on accounts receivable by certain customers for advertising done by the specific customer. Please tell us more information about this arrangement and its impact on operating results. Explain how you ensure that the expense is recognized in the appropriate period and not late.

Exhibits

58. The consent of the independent certified public accountants refers to their report dated November 25, 2003 on the financial statements for the year ended September 30, 2004. The report date needs to be corrected.

Signatures

59. Please identify your controller or chief accounting officer and provide his or her signature.

Form 10-QSB for Period Ending December 31, 2004

Notes to Financial Statements

60. Revise the disclosure in Form SB-2 and Form 10-Q to explain why
accounts receivable increased by 90% from September 30, 3004 to December 31, 2004 when sales in the quarter ended December 31, 2004 increased by only 5% from the comparable period in the prior year. Disclose your standard credit terms and explain why days` sales in accounts receivable exceeds the terms, if true. Also explain to us why the allowance for doubtful accounts remained unchanged.

61. You state in Note 9 that you agreed to issue two million shares of common stock for a line of credit and you will recognize the value of these shares as additional interest expense. We believe the value of the shares should be recognized over the term of the line of credit as the cost appears to be for making the line of credit available rather than a direct cost of lending.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

62. Please explain to us what you mean by the statement "The Company has also eliminated one-time burdens of legal, computer and other non-recurring expenses." on page 13. Expand the disclosure to more fully discuss and quantify these costs. Quantify each element of the decrease in operating expenses and fully explain why the expense decreased.

63. The above comments apply to Form SB-2, Form 10-KSB and Form
10-
QSB.  Please revise all of them as appropriate.




*	*	*	*	*




      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      As appropriate, please amend your registration statement and 1934 Act reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      For questions regarding the financial statements, please contact Christine Allen at (202) 824-5533 or Lisa Vanjoske at
(202)
942-1972. Please contact Mary Fraser at (202) 942-1864, John Krug at
(202) 942-2979 or me at (202) 942-1840 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director


Cc:	Stewart A. Merkin, Esq.
	Law Office of Stewart A. Merkin, P.A.
	444 Brickell Avenue - Suite 300
	Miami, Florida  33131
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Mr. Paul Mitchell
Med Gen, Inc.
February 16, 2005
Page 14